UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the invitation to the annual general meeting of Elster Group SE dated April 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: April 14, 2011

The Administrative Board of Elster Group SE, Essen, is pleased to invite the shareholders of Elster Group SE to attend the Annual General Meeting to be held at the Atlantic Congress Hotel, Norbertstr. 2a, 45131 Essen, Germany, on Wednesday, May 25, 2011, starting at 10.00 a.m. CEST.

Agenda

1.
Presentation of the adopted annual financial statements and the approved US GAAP consolidated financial statements of Elster Group SE for the financial year 2010 as well as the report of the Administrative Board on the financial year 2010

No resolution needs to be adopted with respect to this agenda item, since the Administrative Board has already approved the annual financial statements and the US GAAP consolidated financial statements.

2.	Resolution on the appropriation of the net profit of Elster Group SE

The Administrative Board recommends that the net profit (Bilanzgewinn) in the amount of EUR 299,227,135.37 remaining on December 31, 2010 after allocation to profit reserves according to Section 22 of the Articles of Association be appropriated as follows:

a)	Amount to be paid to shareholders: EUR 0.00

b)	Amount to be transferred to other profit reserves (andere Gewinnrücklagen): EUR 299,227,135.37

c)	Amount to be carried forward to new account: EUR 0.00

3.	Resolution on the ratification of the acts of the members of the Administrative Board in the financial year 2010

Until the registration on February 23, 2010 of the relocation from Luxembourg to Essen, Germany, Elster Group SE had an Administrative Board (Conseil d’administration) governed by Luxembourg law. Since the registration of relocation with the commercial register, the Company is directed by the Administrative Board according to applicable German law (Section 22(1) German SE Implementation Act).

The Administrative Board proposes that the acts of members of the Administrative Board who were in office in the financial year 2010 be ratified for that period.

4.	Resolution on the ratification of the acts of the Managing Directors in the financial year 2010

The Administrative Board proposes that the acts of the Managing Directors who were in office in the financial year 2010 be ratified for that period.

5.	Resolution on the appointment of auditors for the Company and the Group for the financial year 2011

Following the recommendation of the Audit and Compliance Committee, the Administrative Board recommends that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, be appointed as the auditors for the audit of the Company’s annual financial statements and consolidated financial statements for the financial year 2011 and the review of the interim financial reports in relation to this period.

6.	Amendment to the Articles of Association regarding the term of office of members of the Administrative Board

Section 7.3 of the Company’s Articles of Association sets forth the term of office of members of the Administrative Board. By amending this particular section of the Articles of Association, the shareholders’ meeting shall be authorized to appoint members of the Administrative Board with a shorter term of office.

The Administrative Board proposes that the following resolution be adopted:

Section 7.3 of the Articles of Association is rescinded and replaced by the following new text:

“7.3.
The term of office of each Board Member shall expire at the conclusion of the Shareholders’ Meeting discharging him or her from responsibility (Entlastung) for the third fiscal year following the commencement of his or her term of office (not including the fiscal year in which the term of office commences); the Shareholders’ Meeting when appointing Board Members may determine a shorter term of office. Board Members may be reappointed.”

7.	Resolution on the election of two new members of the Administrative Board

According to Section 7.1 of the Company’s Articles of Association, the Administrative Board shall have a minimum of five and a maximum of ten members who are appointed by the Shareholders’ Meeting. The Administrative Board currently has seven members.

The following proposal on the election of two new members of the Administrative Board is based on the recommendations of the Nomination and Corporate Governance Committee. The Annual General Meeting is not bound by these election proposals.

The Administrative Board proposes the election of

Jill Smith, Chairman of the Board of Directors and CEO DigitalGlobe, Inc., resident Boston, Massachusetts, USA,

and

Clayton Brendish, Non-Executive Director BT Group PLC, resident Ascot, UK,

as additional members of the Administrative Board effective as of the end of this Annual General Meeting.

Jill Smith is a member of the following supervisory boards established pursuant to statutory provisions or comparable domestic and foreign controlling bodies of enterprises: Chairman of the Board of Directors and CEO DigitalGlobe, Inc., Director United States Geospatial Intelligence Foundation.

Clayton Brendish is a member of the following supervisory boards established pursuant to statutory provisions or comparable domestic and foreign controlling bodies of enterprises: Non-Executive Director BT Group PLC, Non-Executive Chairman SThree PLC, Non-Executive Chairman Anite Group PLC, Non-Executive Chairman Echo Research Ltd., Non-Executive Director Herald Investment Trust PLC.

Subject to registration of the amendment to the Articles of Association according to item 6 of this agenda with the commercial register of Essen, the terms of office of Jill Smith and Clayton Brendish shall expire at the conclusion of the Shareholders’ Meeting passing a resolution on the ratification of the acts of the members of the Administrative Board for financial year 2012.

8.	Resolution on the approval of a merger agreement between Elster Group SE as surviving entity and Elster Holdings GmbH as transferring entity

The Administrative Board proposes that the Annual General Meeting approves the execution of a merger agreement between Elster Group SE (the “Transferee”) and Elster Holdings GmbH (the “Transferor”), Essen, dated April 11, 2011 (the “Merger Agreement”).

Elster Group SE is the sole shareholder of Elster Holdings GmbH. The Merger Agreement comprises the following provisions:

Section 1                         Participating Companies

1.
The Transferor has its registered office in Essen and is registered with the commercial register of the Local Court of Essen under docket number HRB 18866. The Transferee has its registered office in Essen and is registered with the commercial register of the Local Court of Essen under docket number HRB 22030.

2.	The Transferee is the sole shareholder of the Transferor.

Section 2                         Asset Transfer

The Transferor hereby transfers all of its assets including all rights and obligations with the effect of being dissolved without liquidation by way of a merger by absorption pursuant to Articles 9(1)(c), 10 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute of the European company (SE) (“SE Regulation”) in conjunction with Sections 2 no. 1 and 5(1) no. 2 of the German Merger and Reorganization Act (Umwandlungsgesetz – UmwG) to the Transferee without issuance of shares.

Section 3                         Merger Date

1.
As of January 1, 2011, 00:00 hrs. (merger date within the meaning of Articles 9(1)(c), 10 SE Regulation in conjunction with Section 5(1) no. 6 of the German Merger and Reorganization Act), the acts of the Transferor shall be deemed to have been undertaken for the account of the Transferee.

2.
The merger shall be based on the balance sheet in the Transferor’s annual financial statements as of December 31, 2010 (transfer date for tax purposes within the meaning of Articles 9(1)(c), 10 SE Regulation in conjunction with Section 2(1) of the German Merger and Reorganization Tax Act (Umwandlungssteuergesetz – UmwStG)) as closing balance sheet pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 17(2) sent. 1 of the German Merger and Reorganization Act.

Section 4                         No Granting of Special Rights or Advantages

1.
The Transferee does neither grant special rights set forth under Articles 9(1)(c), 10 SE Regulation in conjunction with Section 5(1) no. 7 of the German Merger and Reorganization Act to single shareholders or holders of special rights nor does it provide for measures within the meaning of this provision for such persons.

2.
No special advantages pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 5(1) no. 8 of the German Merger and Reorganization Act are granted, in particular not to members of a management body or a supervisory body of a company participating in the merger, to an auditor or to an auditor of the merger.

Section 5                         Particulars to Consequences of the Merger for Employees and their Representatives

1.	The Transferor does not have any employees.

The merger does not have any consequences for the employees of the Transferee. Existing rights of employees of the Transferee are not affected by the merger.

2.	The Transferor does not have a works council.

The employees of the Transferee and its subsidiaries from all member states of the European Union and the states of the Treaty of the European Economic Area are represented by the representatives on the Transferee’s SE works council. The existence and composition of the SE works council are not affected by the merger.

The existence and composition of the group works council that has been established are not affected by the merger.

3.
In the Agreement regarding Employee Involvement in Elster Group SE dated September 29, 2009 (Part II.), it was agreed with the competent special negotiating body that the Administrative Board of the Transferee shall not be subject to employee participation and that there are no employee representatives on the Administrative Board of the Transferee.

The Transferee and the SE works council have agreed in a Voting Undertaking Agreement dated August 3/4, 2010 (“Voting Undertaking Agreement”) that a facultative supervisory board is established at the level of the Transferor and that the SE works council has the right to nominate half of the members of the facultative supervisory board. The supervisory board that has been established at the level of the Transferor for this purpose as well as the offices of the current members will cease to exist upon registration of the merger with the commercial register at the location of the Transferee.

In the event of a merger between the Transferor and the Transferee, the Voting Undertaking Agreement provides for the co-determination rights agreed therein to be implemented at the level of Elster GmbH, a limited liability company under German law with registered office in Wiesbaden, registered with the commercial register of the Local Court of Wiesbaden under docket number HRB 22631. Accordingly, the existing supervisory board at Elster GmbH will consist of twelve members, of which four will be elected as statutory employee representatives under the One-Third-Co-Determination Act and two will be nominated by the SE works council.

4.	A draft of this Merger Agreement was sent to the SE works council and the group works council.

5.	The merger does not have any further consequences for the employees and employee representative bodies of the participating companies and there are no further measures envisaged.

Section 6                         No Consideration and Capital Increase

No consideration will be granted. As the Transferee is the sole shareholder of the Transferor, the capital of the Transferee shall not be increased for the consummation of the merger pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 68(1) sent. 1 no. 1 of the German Merger and Reorganization Act. As the Transferee holds all of the shares of the Transferor, disclosures in accordance with the meaning of Section 5(1) nos. 2 through 5 of the German Merger and Reorganization Act are not required pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 5(2) of the German Merger and Reorganization Act.

Section 7                         Costs

The costs of the merger and its consummation, in addition to any taxes arising in connection with the merger shall be borne by the Transferee. This shall also apply in the event that the merger is not consummated.

Section 8                         Miscellaneous

1.	The company name of the Transferee remains unchanged.

2.	The composition of the Administrative Board of the Transferee remains unaltered.

3.	The Transferor has no real estate.

Section 9                         Final Provisions

1.
Should any of the provisions of the Merger Agreement be invalid in part or in full, the effectiveness of the other provisions shall remain unaffected. The fully or partially invalid provisions shall be replaced or supplemented by provisions reflecting the joint basis for the transaction as closely as possible in view of the legal, tax-related and other economic considerations forming the joint basis for the transaction of the conclusion of the Merger Agreement.

2.	The effectiveness of this Merger Agreement is subject to the approval of the shareholders’ meeting of the Transferor and the general shareholders’ meeting of the Transferee.

3.	Solely the German version of this Merger Agreement is legally binding. The English version is a non-binding translation.

From the convocation of the Annual General Meeting on, the following documents will be accessible online on the website of Elster Group SE (http://investors.elster.com). These documents will also be available from this date on for inspection by the shareholders at the premises of Elster Group SE, Frankenstraße 362, 45133 Essen:

-  the Merger Agreement,

-  the annual financial statements of Elster Group SE for the last three financial years,

-  the annual financial statements of Elster Holdings GmbH for the last three financial years.

Upon request, each shareholder will receive a free copy of these documents without delay. In addition, the documents will also be available during the Annual General Meeting of Elster Group SE.

9.	Resolution on the approval of a profit and loss transfer agreement with Elster International GmbH

The Administrative Board proposes that the Annual General Meeting approve the execution of a profit and loss transfer agreement between Elster Group SE and Elster International GmbH, Essen, dated April 11, 2011.

Elster Group SE is the sole shareholder of Elster International GmbH. The profit and loss transfer agreement comprises the following provisions:

Preamble

Elster Group SE directly holds 100% of the shares in Elster International GmbH. The Parties herewith conclude the following Profit and Loss Transfer Agreement (“Agreement“):

Section 1                      Profit Transfer

Elster International GmbH agrees to transfer its entire profit to Elster Group SE during the term of this Agreement. Excluding the establishment or release of reserves pursuant to Section 2 of this Agreement, “profit” means the net income for the year (Jahresüberschuss), not taking into account the profit transfer, less any loss carry-forwards from the previous year. Irrespective thereof, the profit transferred may not exceed the amount permitted under Articles 9(1)(c), 10 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute of the European company (SE) (“SE Regulation”) in conjunction with Section 301 of the German Stock Corporation Act (Aktiengesetz – AktG) in its respectively valid version.

Section 2                      Reserves

With the approval of Elster Group SE, Elster International GmbH may book amounts of the net income to the other profit reserves (andere Gewinnrücklagen) provided that this is permitted under commercial law and there are economic reasons for doing so based on reasonable commercial considerations. Other profit reserves (andere Gewinnrücklagen) established during the term of this Agreement pursuant to Article 61 SE Regulation in conjunction with Section 272(3) sent. 2 of the German Commercial Code (Handelsgesetzbuch – HGB) shall be released at the request of Elster Group SE and shall be netted against any annual loss or be transferred as profit. Other reserves and profit carried forward from the period prior to the effectiveness of this Agreement may neither be transferred as profit nor netted against an annual loss.

Section 3                      Assumption of Losses

Elster Group SE agrees vis-à-vis Elster International GmbH to assume any losses for the term of this Agreement. The provisions set forth in Articles 9(1)(c), 10 SE Regulation in conjunction with Section 302 of the German Stock Corporation Act shall apply in the respectively valid version.

Section 4                      Maturity

The entitlement to the profit transfer or the obligation to assume a loss shall in each case mature at the close of the financial year of Elster International GmbH.

Section 5                      Date of Effectiveness and Term of the Agreement

1.
The Agreement is concluded subject to the approval of the shareholders’ meeting of Elster International GmbH and the approval of the general shareholders’ meeting of Elster Group SE. The Agreement shall take effect upon registration with the commercial register at the location of the registered office of Elster International GmbH and shall apply retroactively as of the commencement of the financial year of Elster International GmbH in which the registration in the commercial register occurred.

2.
The Agreement is concluded for an indefinite term. The Agreement may be ordinarily terminated subject to a notice period of six months, but for the first time after the expiration of a period of five years. Ordinary termination is possible at the earliest at the close of the financial year that ends with the expiration of the fifth year and, if no financial year ends with the expiration of the fifth year, on expiration of the first financial year ending after the expiration of five years. In regard to the expiration of the fifth year, this shall be calculated as of the commencement of the financial year in which the Agreement takes effect. If the Agreement is not terminated it shall be renewed for a period of one year, respectively.

3.
The right to extraordinarily terminate this Agreement without notice for cause shall remain unaffected. “Cause” in particular means any instance acknowledged as such under the tax regulations in the respectively valid version. Elster Group SE is entitled in particular to terminate for cause if it no longer holds the majority of the voting rights of the shares in Elster International GmbH.

4.
Once the Agreement ends, Elster Group SE shall furnish security to the creditors of Elster International GmbH pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 303 of the German Stock Corporation Act.

Section 6                      Other Provisions

1.
Should any of the provisions of the Agreement be invalid in part or in full, the effectiveness of the other provisions shall remain unaffected. The fully or partially invalid provisions shall be replaced or supplemented by provisions reflecting the joint basis for the transaction between the Parties as closely as possible in view of the legal, tax-related and other economic considerations forming the joint basis for the transaction of the conclusion of the Profit and Loss Transfer Agreement.

2.	Solely the German version of this Agreement is legally binding. The English version of this Agreement is a non-binding translation.

From the convocation of the Annual General Meeting on, the following documents will be accessible online on the website of Elster Group SE (http://investors.elster.com). These documents will also be available from this date on for inspection by the shareholders at the premises of Elster Group SE, Frankenstraße 362, 45133 Essen:

-	the profit and loss transfer agreement,

-	the annual financial statements of Elster Group SE for the last three financial years,

-	the annual financial statement of Elster International GmbH, which was registered with the commercial register in Essen on November 16, 2010, for the short financial year 2010,

-
the joint report by the Administrative Board of Elster Group SE and the management of Elster International GmbH submitted in accordance with Articles 9(1)(c), 10 SE Regulation in conjunction with Section 293a of the German Stock Corporation Act (AktG).

Upon request, each shareholder will receive a free copy of these documents without delay. In addition, the documents will also be available during the Annual General Meeting of Elster Group SE.

10.	Resolution on the approval of a profit and loss transfer agreement with Elster Asia GmbH

The Administrative Board proposes that the Annual General Meeting approve the execution of profit and loss transfer agreement between Elster Group SE and Elster Asia GmbH, Essen, dated April 11, 2011.

Elster Group SE is the sole shareholder of Elster Asia GmbH. The profit and loss transfer agreement comprises the following provisions:

Preamble

Elster Group SE directly holds 100% of the shares in Elster Asia GmbH. The Parties herewith conclude the following Profit and Loss Transfer Agreement (“Agreement“):

Section 1                      Profit Transfer

Elster Asia GmbH agrees to transfer its entire profit to Elster Group SE during the term of this Agreement. Excluding the establishment or release of reserves pursuant to Section 2 of this Agreement, “profit” means the net income for the year (Jahresüberschuss), not taking into account the profit transfer, less any loss carry-forwards from the previous year. Irrespective thereof, the profit transferred may not exceed the amount permitted under Articles 9(1)(c), 10 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute of the European company (SE) (“SE Regulation”) in conjunction with Section 301 of the German Stock Corporation Act (Aktiengesetz – AktG) in its respectively valid version.

Section 2                      Reserves

With the approval of Elster Group SE, Elster Asia GmbH may book amounts of the net income to the other profit reserves (andere Gewinnrücklagen) provided that this is permitted under commercial law and there are economic reasons for doing so based on reasonable commercial considerations. Other profit reserves (andere Gewinnrücklagen) established during the term of this Agreement pursuant to Article 61 SE Regulation in conjunction with Section 272(3) sent. 2 of the German Commercial Code (Handelsgesetzbuch – HGB) shall be released at the request of Elster Group SE and shall be netted against any annual loss or be transferred as profit. Other reserves and profit carried forward from the period prior to the effectiveness of this Agreement may neither be transferred as profit nor netted against an annual loss.

Section 3                      Assumption of Losses

Elster Group SE agrees vis-à-vis Elster Asia GmbH to assume any losses for the term of this Agreement. The provisions set forth in Articles 9(1)(c), 10 SE Regulation in conjunction with Section 302 of the German Stock Corporation Act shall apply in the respectively valid version.

Section 4                      Maturity

The entitlement to the profit transfer or the obligation to assume a loss shall in each case mature at the close of the financial year of Elster Asia GmbH.

Section 5                      Date of Effectiveness and Term of the Agreement

1.
The Agreement is concluded subject to the approval of the shareholders’ meeting of Elster Asia GmbH and the approval of the general shareholders’ meeting of Elster Group SE. The Agreement shall take effect upon registration with the commercial register at the location of the registered office of Elster Asia GmbH and shall apply retroactively as of the commencement of the financial year of Elster Asia GmbH in which the registration in the commercial register occurred.

2.
The Agreement is concluded for an indefinite term. The Agreement may be ordinarily terminated subject to a notice period of six months, but for the first time after the expiration of a period of five years. Ordinary termination is possible at the earliest at the close of the financial year that ends with the expiration of the fifth year and, if no financial year ends with the expiration of the fifth year, on expiration of the first financial year ending after the expiration of five years. In regard to the expiration of the fifth year, this shall be calculated as of the commencement of the financial year in which the Agreement takes effect. If the Agreement is not terminated it shall be renewed for a period of one year, respectively.

3.
The right to extraordinarily terminate this Agreement without notice for cause shall remain unaffected. “Cause” in particular means any instance acknowledged as such under the tax regulations in the respectively valid version. Elster Group SE is entitled in particular to terminate for cause if it no longer holds the majority of the voting rights of the shares in Elster Asia GmbH.

4.
Once the Agreement ends, Elster Group SE shall furnish security to the creditors of Elster Asia GmbH pursuant to Articles 9(1)(c), 10 SE Regulation in conjunction with Section 303 of the German Stock Corporation Act.

Section 6                      Other Provisions

1.
Should any of the provisions of the Agreement be invalid in part or in full, the effectiveness of the other provisions shall remain unaffected. The fully or partially invalid provisions shall be replaced or supplemented by provisions reflecting the joint basis for the transaction between the Parties as closely as possible in view of the legal, tax-related and other economic considerations forming the joint basis for the transaction of the conclusion of the Profit and Loss Transfer Agreement.

2.	Solely the German version of this Agreement is legally binding. The English version of this Agreement is a non-binding translation.

From the convocation of the Annual General Meeting on, the following documents will be accessible online on the website of Elster Group SE (http://investors.elster.com). These documents will also be available from this date on for inspection by the shareholders at the premises of Elster Group SE, Frankenstraße 362, 45133 Essen:

-	the profit and loss transfer agreement,

-	the annual financial statements of Elster Group SE for the last three financial years,

-	the annual financial statement of Elster Asia GmbH, which was registered with the commercial register in Essen on November 16, 2010, for the short financial year 2010,

-
the joint report by the Administrative Board of Elster Group SE and the management of Elster Asia GmbH submitted in accordance with Articles 9(1)(c), 10 SE Regulation in conjunction with Section 293a of the German Stock Corporation Act (AktG).

Upon request, each shareholder will receive a free copy of these documents without delay. In addition, the documents will also be available during the Annual General Meeting of Elster Group SE.

11.	Resolution on the amendment of the payment schedule of the base annual remuneration of members of the Administrative Board and corresponding amendments to the Articles of Association

The base annual remuneration of members of the Administrative Board shall be changed from annual installments to quarterly installments. The total amount of the remuneration to be paid to the members of the Administrative Board will remain unchanged.

The following proposal is based on the recommendation of the Administrative Board’s Compensation Committee. The Administrative Board proposes that the following resolution be passed:

a)	Section 13 of the Articles of Association (“Board Members’ Remuneration”) is rescinded and replaced by the following new text:

“13. BOARD MEMBERS’ REMUNERATION

13.1.	Each Board Member shall be entitled to a fixed annual remuneration in the amount of US-$ 125,000.00 (“Base Annual Remuneration”).

13.2.
The Base Annual Remuneration for the Chairman of the Administrative Board shall be increased by an additional fixed annual amount of US-$ 75,000.00 and the Base Annual Remuneration for each chairman of a committee of the Administrative Board shall be increased by an additional fixed annual amount of US-$ 15,000.00.

13.3.
The Base Annual Remuneration shall be payable in each fiscal year of the Company in four equal quarterly installments. Payment of each installment will be effected within 15 days after expiration of the respective quarter.

13.4.
To align the remuneration of the Board Members also with the long-term performance of the Company, each Board Member shall be entitled to an additional fixed annual remuneration (“Deferred Annual Remuneration”) in the amount of US-$ 75,000.00 which shall be payable upon the termination of the Shareholders’ Meeting at which the unconsolidated financial statements of the Company for the fiscal year in question are presented or which resolves on the approval of the unconsolidated financial statements. The Deferred Annual Remuneration shall be paid to a financial institution – to be designated by the Company – with the instruction to acquire ADS of the Company in the market on behalf of the respective Board Member using the Deferred Annual Remuneration in full, to hold these ADS on a blocked securities account (gesperrtes Wertpapierkonto) as custodian for the respective Board Member, and to release the ADS to the respective Board Member only after a four year blocking period following the date of the Shareholders’ Meeting after which the relevant ADS were acquired, has expired. The custodian shall transfer any fractional amounts of the Deferred Annual Remuneration remaining after the acquisition of ADS to the individual Board Member.

13.5.
Any Board Member who only served on the Administrative Board for part of the relevant fiscal year shall only receive one-twelfth of the Base Annual Remuneration and Deferred Annual Remuneration, respectively, for each full month of service during that year. If a Board Member also serves as a Managing Director, such Board Member shall not receive any compensation for his or her Administrative Board position in addition to the compensation he or she is owed under his or her service contract as a Managing Director.

13.6.
A Board Member shall be reimbursed for any reasonable out-of-pocket expenses incurred in connection with his or her duties as a Board Member and any value added tax levied on the remuneration or on the expenses.

13.7.
The Company shall indemnify a Board Member from and against any liabilities arising out of or in connection with his or her service as Board Member of the Company provided that the indemnity does not apply if and to the extent that the Company has a corresponding damage claim against the Board Member with respect to the circumstances giving rise to such liabilities under Sections 39 of the German SE Implementation Act in connection with 93 of the German Stock Corporation Act.

13.8.
The Company shall cover the cost of directors’ and officers’ insurance for each Board Member to ensure that he or she is insured against any liability arising from his or her service on the Administrative Board to the extent legally permissible.”

b)
Once the amendment of the Articles of Association set forth above under a) of this item takes effect, the adjusted compensation of members of the Administrative Board shall apply for the first time for the financial year beginning on January 1, 2011. For such quarters of financial year 2011 which have already expired when the amendment becomes effective, the accrued portion of the Base Annual Remuneration will be paid out together with the remuneration of the current quarter.

Further information and details

Total number of shares and voting rights

At the time of convening the Annual General Meeting, the Company’s share capital is divided into 28.220.041 ordinary registered shares, each of which carries one vote. The Company does currently not hold own shares. There are no other classes of shares.

Conditions for attending the Annual General Meeting and for exercising voting rights

Those shareholders are entitled to attend the Annual General Meeting and to exercise their voting rights who are registered as shareholders in the Company’s share register on the day of the Annual General Meeting and who have notified the Company of their intention to attend the Annual General Meeting so that notification is received by the Company at the latest by 12:00 p.m. (midnight) CEST on May 18, 2011.

Shareholders who are listed as shareholders in the share register can submit their notification of attendance in the German or English language:

a) by post to:

Elster Group SE
c/o Haubrok Corporate Events GmbH
Landshuter Allee 10
80637 Munich
Germany

b) by fax at the number

fax no. +49 (0)89 / 210 27 288

c) by email to

anmeldung@haubrok-ce.de

Further information on the attendance notification procedure are provided on the attendance notification form mailed to shareholders together with the Notice of Annual General Meeting.

Only shareholders entitled to attend the Annual General Meeting and authorized proxies will receive admission tickets. Unlike the notification, however, the admission ticket is not a condition for attending the Annual General Meeting; it only simplifies procedures at the entrance desks for granting access to the Annual General Meeting.

Holders of American Depositary Shares (“ADS”) are not treated as one of the Company’s shareholders and ADS holders will not have shareholder rights. The depositary, Deutsche Bank Trust Company Americas, 60 Wall Street – MS YC60-2727, ADR Dept. 27th Floor, New York, NY 10005, USA (“DBTCA”), is the holder of the ordinary shares underlying the ADSs. However, ADS holders have ADS holder rights. ADS holders may request information regarding ADS holder rights from DBTCA.

Free disposability of shares

A shareholder’s notification of attendance to the Annual General Meeting will not result in a blocking of the shares, i.e. even after having registered for attendance shareholders remain free to dispose of their shares. The right to vote and attend is based on the number of shares evidenced by entry in the Company’s share register as of the date of the Annual General Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registrations in the Company’s share register received from May 19, 2011 through May 25, 2011 will be processed and considered only with effect from May 26, 2011.

Procedure for proxy voting

Shareholders registered in the share register also have the option of voting by proxy, for example by a bank or a shareholders’ association. Timely notification of intention to attend the Annual General Meeting is required also in this case, either by the shareholder or a proxy.

If a shareholder authorizes more than one proxy, the Company may reject one or more of those proxies.

Proxies

If neither a bank nor a shareholders’ association nor another equivalent person or institution as defined by Article 53 of Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (SE) (“SE Regulation”) in conjunction with Section 135(8) and (10) of the German Stock Corporation Act (AktG) is authorized as a proxy, the proxy authorization and any revocation of such authorization are to be communicated either (i) in writing or via electronic media (“Textform”) to the address, fax number or email address stated above in the section “Conditions for attending the Annual General Meeting and for exercising voting rights” under a) to c), or (ii) in writing or via electronic media (“Textform”) to the proxy. In the latter case, the Company must be furnished with proof in writing or via electronic media (“Textform”).

The proxy authorization, the proof of proxy authorization or any revocation of proxy authorization to the Company in writing or via electronic media (“Textform”) by shareholders and/or their proxies can be (i) communicated to one of the addresses specified for notification in the section above “Conditions for attending the Annual General Meeting and for exercising voting rights” under a) to c), or (ii) furnished on the day of the Annual General Meeting at the entrance or exit desks.

Proxy authorization and proof thereof can be effected by using the reply form enclosed with the letter of invitation to the shareholders or in any other proper form.

Personal attendance by a shareholder will automatically be deemed a revocation of proxy authorization granted to a third party.

Statutory provisions, in particular Article 53 of the SE Regulation in conjunction with Section 135 of the German Stock Corporation Act, apply to the authorization and revocation of authorization as proxies of banks, shareholders’ associations or equivalent persons or institutions as defined by Article 53 of the SE Regulation in conjunction with Section 135(8) and (10) of the German Stock Corporation Act, as well as to the proof of such authorization or revocation. Please also observe any relevant regulations of the financial institutions, shareholders’ associations or other equivalent persons or institutions.

If a bank is listed in the share register, it can exercise the voting rights for shares that it does not own only if it is authorized to do so by the actual beneficial owner of the shares.

Information regarding the procedures for proxy voting are also provided on the attendance notification materials mailed to shareholders together with the Notice of Annual General Meeting.

Questions, motions, election proposals, requests for information

Requests for additions to the agenda pursuant to Article 56 sent. 2 and 3 of the SE Regulation in conjunction with Section 50(2) of the German SE Implementation Act in conjunction with Section 122(2) of the German Stock Corporation Act

Shareholders representing in the aggregate at least five percent of the share capital or holding shares with an aggregate nominal value of at least € 500,000 may request the addition of one or more items to the agenda of any Annual General Meeting. Each new item must be accompanied by a reason or a proposed resolution, unless an election proposal is concerned. Such requests are to be addressed in writing to the Administrative Board of Elster Group SE and must be received by the Company at least 30 days before the Annual General Meeting, not including the date of receipt or the day of the Annual General Meeting, i.e., at the latest by 12:00 p.m. (midnight) CEST on April 24, 2011. Please send such requests to the following address:

Elster Group SE
- Administrative Board -
Frankenstr. 362
45133 Essen
Germany

Additions to the agenda that are to be announced, if not already announced when the Annual General Meeting was convened, are published without undue delay after the corresponding request is received in the electronic version of the Federal Gazette (Bundesanzeiger) and submitted to those media for publication which may be presumed to distribute the information throughout the European Union. They are also published on the internet at http://investors.elster.com and are communicated to shareholders entered in the share register.

Countermotions and election proposals, Article 53 SE Regulation in conjunction with Sections 126(1) and 127 of the German Stock Corporation Act

Moreover, shareholders of the Company can submit countermotions to proposals of the Administrative Board concerning certain agenda items and can submit election proposals. Countermotions must be accompanied by a reason. Election proposals do not require a reason. Countermotions, election proposals and other inquiries from shareholders regarding the Annual General Meeting are to be sent solely to one of the following addresses of the Company:

Elster Group SE
c/o Haubrok Corporate Events GmbH
Landshuter Allee 10
80637 Munich
Germany

By email to: gegenantraege@haubrok-ce.de

Any countermotions and/or election proposals that are otherwise addressed need not be made accessible.

In addition to the reasons stated in Article 53 SE Regulation in conjunction with Section 126(2) of the German Stock Corporation Act, an election proposal also does not need to be made accessible if it does not include the proposed candidate’s name, current profession and place of residence. Proposals for the election of Administrative Board members also do not need to be made accessible if they are not accompanied by information as defined by Article 53 SE Regulation in conjunction with Section 125(1) sent. 5 of the German Stock Corporation Act (cf. Section 127 sent. 3 in conjunction with Sections 124(3) and 125(1) sent. 5 of the German Stock Corporation Act).

We will publish countermotions and election proposals from shareholders that are to be made accessible, including the shareholders’ names and reasons that are to be made accessible, after they are received on the internet at http://investors.elster.com. Countermotions and election proposals relating to the items of the agenda that are to be made accessible and that are received at the addresses stated in the first paragraph of this section (“Countermotions and election proposals, Article 53 SE Regulation in conjunction with Sections 126(1) and 127 of the German Stock Corporation Act”) at least 14 days before the Annual General Meeting, not including the date of receipt or the day of the Annual General Meeting, i.e., by 12:00 p.m. (midnight) CEST on May 10, 2011, will be taken into consideration. Any statements of position by the Management will also be published at the same internet address.

Apart from the above, countermotions are only effectively made if they are made during the Annual General Meeting. This does not affect the right of every shareholder to propose countermotions regarding different items on the agenda, even without communicating countermotions prior to the deadlines.

Right of information pursuant to Article 53 SE Regulation in conjunction with Section 131(1) of the German Stock Corporation Act and Article 53 SE Regulation in conjunction with Section 293g(3) of the German Stock Corporation Act and Section 64(2) of the German Merger and Reorganization Act

Upon request, at the Annual General Meeting each shareholder is to be given information by the Administrative Board concerning the affairs of the Company and the legal and business relations of the Company with its subsidiaries, as well as the situation of the Group and of the companies included in the consolidated financial statements, provided that such information is necessary to be able to make a proper appraisal of subject matter of the agenda.

In addition, with regard to agenda items 8, any shareholder shall, upon request, also be given information at the Annual General Meeting relating to all affairs of Elster Holdings GmbH that are material in the context of the merger.

Moreover, with regard to agenda items 9 and 10, any shareholder shall, upon request, also be given information at the Annual General Meeting relating to all affairs of Elster Asia GmbH and Elster International GmbH that are material in the context of concluding the intercompany agreements.

Explanation of shareholders’ rights

Explanations regarding shareholders’ rights pursuant to Article 56 sent. 2 and 3 of the SE Regulation in conjunction with Section 50(2) of the German SE Implementation Act in conjunction with Section 122(2), Article 53 SE Regulation in conjunction with Sections 126(1), 127, 131(1) and 293g(3) of the German Stock Corporation Act and Section 64(2) of the German Merger and Reorganization Act can also be found on the internet at http://investors.elster.com.

Information and documentation for the Annual General Meeting

Information and documentation pursuant to Article 54(2) of the SE Regulation in conjunction with Section 124a of the German Stock Corporation Act is available on the internet at http://investors.elster.com. All information that is required to be made accessible to the Annual General Meeting by law is available for inspection at the Annual General Meeting.

The agenda for the Annual General Meeting on May 25, 2011 and the information on notification of intention to attend the Annual General Meeting and authorization of proxies will be sent by the Company to the shareholders entered in the Company’s share register.

Further information about the Annual General Meeting and, later, the voting results can also be accessed on the internet at http://investors.elster.com.

The invitation to the Annual General Meeting is published in the electronic version of the Federal Gazette (Bundesanzeiger) of April 13, 2011.

Essen, April 2011

Elster Group SE

The Administrative Board

This version of the Notice of the Annual General Meeting, prepared for the convenience of English-speaking readers, is a convenience translation of the German original. The German text shall prevail.